UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits 99.1 and 99.2 shall be incorporated by reference into the Company's effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

As previously reported by Intellipharmaceutics International Inc. (the “Company”) in its report on Form 6-K filed with the Securities and Exchange Commission on August 15, 2018, at the special meeting of the shareholders of the Company held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors (the “Board”) discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to 15 pre-consolidation common shares for one (1) post-consolidation common shares of the Company, or the “reverse split”.

The Board has selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles (“Articles of Amendment”) which implemented the one-for-10 reverse split. The Company anticipates that its common shares will begin trading on each of The NASDAQ Capital Market (“Nasdaq”) and the Toronto Stock exchange (“TSX”) on a post-split basis under the Company’s existing trade symbol “IPCI” at the market open on September 14, 2018. The new CUSIP number for the Company’s common shares will be 458173309, and the new ISIN will be CA4581733090. A copy of the Articles of Amendment is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

On September 13, 2018, the Company issued a press release announcing the one-for-10 reverse split. A copy of the press release is attached as Exhibit 99.2 to this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Andrew Patient
Date: September 13, 2018	Andrew Patient Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Articles of Amendment to Articles of Intellipharmaceutics International Inc.
99.2	News Release dated September 13, 2018 - Intellipharmaceutics Announces One-For-10 Reverse Stock Split